Exhibit 99.1

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CNinsure Reports First Quarter 2014 Unaudited Financial Results

GUANGZHOU, China, May 21, 2014 (GLOBE NEWSWIRE) — CNinsure Inc, (Nasdaq: CISG), (the “Company” or “CNinsure”), a leading independent insurance intermediary company operating in China, today announced its unaudited financial results for the first quarter ended March 31, 20141.

Financial Highlights for First Quarter of 2014

•	Total net revenues: RMB466.2 million (US$75.0 million), representing an increase of 16.2% from the corresponding period in 2013.

•	Operating income: RMB13.2 million (US$2.1 million), representing an increase of 721.0% from the corresponding period in 2013.

•	Net income attributable to the Company’s shareholders: RMB44.7 million (US$7.2 million), representing an increase of 112.6% from the corresponding period in 2013.

•	Adjusted EBITDA[2]: RMB38.5 million (US$6.2 million), representing an increase of 23.6% from the corresponding period in 2013.

•	Adjusted EBITDA per ADS: RMB0.77 (US$0.12), representing an increase of 23.6%, from the corresponding period in 2013.

Commenting on the first quarter financial results, Mr. Chunlin Wang, CNinsure’s chief executive officer, stated, “Our commitment to offering superior value-added services and introducing our mobile sales support system to a broader user base began to yield meaningful contributions to our revenue during the beginning of 2014. In the first quarter of 2014, our insurance brokerage business saw robust growth with its revenues up 1,488.3% year-over-year and 81.3% quarter-over-quarter. This business segment is one of the important drivers that brought us back to both top-line and bottom-line growth. In addition to higher-than-expected revenue growth of 16.2% compared to the first quarter of 2013, we were encouraged to see improvements in profitability as a result of increases in operating income, adjusted EBITDA, and net income attributable to the Company’s shareholders, all of which outpaced revenue growth, reflecting our effective cost and expense control. These inspiring results are a good start towards achieving our targets for the full year.

1This announcement contains currency conversions of certain Renminbi (RMB) amounts into U.S. dollars (US$) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.2164 to US$1.00, the effective noon buying rate as of March 31, 2014 in The City of New York for cable transfers of RMB as set forth in H.10 weekly statistical release of the Federal Reserve Board.

2 Adjusted EBITDA is defined as net income before income tax expense, investment income, interest income, depreciation, amortization and share-based compensation expenses.

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“We were also excited about the contributions from CNpad, the workstation of our proprietary mobile sales support system. Insurance premiums generated via CNpad reached RMB199 million in the first quarter, up 921.5% year-over-year and 67.4% quarter-over-quarter, accounting for 14.6% of the total premiums of our property and casualty (“P&C”) insurance agency business as compared to 8.2% in the previous quarter. In order to speed up the introduction of our mobile sales support system to a broader user base, we revised our marketing strategy from bundling hardware and software sales to launching applications designed for mobile devices that can be downloaded for free by sales agents and third party channels onto their own devices. As a result, we stopped promoting CNpad in March 2014 with an intent to roll out a new marketing program on June 1, 2014. Our goal is to have a user base of 50,000 sales agents by the end of 2014.

“As the first independent insurance intermediary that actively invests in mobile internet technology and offers one-stop comprehensive financial services and risk management solutions, we believe our first quarter results demonstrate the strength of our first-mover advantage and put us in a good position to fully capitalize on the opportunities in the internet finance market by executing on our strategies.”

Changes in Segment Reporting

The Company has realigned its financial reporting structure into four business segments to reflect its organizational restructuring and changing business mix. Under the realigned business structure, the four business segments are as follows:

(1) insurance agency business segment, which mainly provides agency services of P&C insurance products and life insurance products to individual clients,

(2) insurance brokerage business segment, which mainly provides P&C and life insurance brokerage services to institutional clients,

(3) claims adjusting segment, which provides pre-underwriting survey, claim adjusting, disposal of residual value, loading and unloading supervision and consulting services, and

(4) other services, which include non-insurance related services.

The Company will begin to report results under the new reporting segments starting the first quarter ended March 31, 2014. Historical results reflecting the new business segments for the corresponding period of the previous year are also presented in the Company’s financial reports.

Financial Results for the First quarter of 2014

Total net revenues were RMB466.2 million (US$75.0 million) for the first quarter of 2014, representing an increase of 16.2% from RMB401.3 million for the corresponding period in 2013.

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Net revenues of insurance agency business were RMB351.6 million (US$56.6 million) for the first quarter of 2014, representing an increase of 2.4% from RMB343.3 million for the corresponding period in 2013. The increase was primarily driven by a 7.0% increase in P&C insurance agency business and offset by a 20.6% decrease of life insurance agency business. Revenues generated from insurance agency business accounted for 75.4% of the total net revenues.

Net revenues of insurance brokerage business were RMB51.1 million (US$8.2 million) for the first quarter of 2014, representing an increase of 1,488.3% from RMB3.2 million for the corresponding period in 2013. The increase was primarily attributable to the low base in this segment during the first quarter of 2013 and more aggressive marketing strategies starting from the fourth quarter of 2013 that resulted in an increase in customer base. Revenues generated from the insurance brokerage business accounted for 11.0% of the total net revenues.

Net revenues of claims adjusting business were RMB63.5 million (US$10.2 million) for the first quarter of 2014, representing an increase of 21.7% from RMB52.2 million for the corresponding period in 2013. The increase was primarily attributable to the growth of the non-auto insurance related claims adjusting business which grew 40.5% in the first quarter of 2014 from the corresponding period in 2013 as a result of significant increase in cases assigned to us and settled during the first quarter of 2014. Revenues generated from the claims adjusting business accounted for 13.6% of the total net revenues.

Net revenues of other services were nil for the first quarter of 2014, representing a decrease of 100.0% from RMB2.5 million for the corresponding period in 2013.

Total operating costs and expenses were RMB453.0 million (US$72.9 million) for the first quarter of 2014, representing an increase of 13.3% from RMB399.7 million for the corresponding period in 2013.

Total operating costs were RMB342.5 million (US$55.1 million) for the first quarter of 2014, representing an increase of 15.3% from RMB297.2 million for the corresponding period in 2013. The increase was primarily due to sales growth.

Costs of insurance agency business were RMB265.2 million (US$42.7 million) for the first quarter of 2014, representing an increase of 0.2% from RMB264.7 million for the corresponding period in 2013, primarily driven by a 5.3% increase in cost of P&C insurance agency business and offset by a 30.2% decrease in cost of life insurance agency business. The slower growth of cost than net revenues of the insurance agency business was primarily attributable to 1) slower decline of commission rates that we received from insurance companies for the P&C agency business than what we paid to our sales agents, and 2) growth of renewal life insurance business which generally generates higher gross margin than first year life insurance policies. Costs incurred by the insurance agency business accounted for 77.4% of the operating costs.

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Costs of insurance brokerage business were RMB39.8 million (US$6.4 million) for the first quarter of 2014, representing an increase of 1,503.8% from RMB2.5 million for the corresponding period in 2013. The increase was primarily due to sales growth. Costs incurred by the insurance brokerage business accounted for 11.6% of the operating costs.

Costs of claims adjusting business were RMB37.5 million (US$6.0 million) for the first quarter of 2014, representing an increase of 34.4% from RMB27.9 million for the corresponding period in 2013. The increase was primarily attributable to sales growth and increased salaries for the claims adjustors. Costs incurred by the claims adjusting business accounted for 11.0% of the operating costs.

Cost of other services were nil for the first quarter of 2014, representing a decrease of 100.0% from RMB2.0 million for the corresponding period in 2013.

Selling expenses were RMB24.2 million (US$3.9 million) for the first quarter of 2014, representing an increase of 20.4% from RMB20.1 million for the corresponding period in 2013. The increase was primarily due to increases in vehicle, office and marketing expenses.

General and administrative expenses were RMB86.3 million (US$13.9 million) for the first quarter of 2014, representing an increase of 4.7% from RMB82.4 million for the corresponding period in 2013. The slight increase was primarily due to:

(1) an 85.2% increase in research and development expenses from RMB2.7 million for the first quarter of 2013 to RMB4.9 million (US$0.8 million) for the corresponding period in 2014;

(2) a 17.5% increases in staff salary expenses from RMB28.2 million for the first quarter of 2013 to 33.2 million (US$5.3 million) for the corresponding period in 2014, offset by;

(3) a decrease of 40.5% in share-based compensation expenses, from RMB12.8 million for the first quarter of 2013 to RMB7.6 million (US$1.2 million) for the first quarter of 2014. Share-based compensation expenses were mainly associated with stock options granted to certain employees in March 2012, which were recognized on an accelerated basis and such expenses are expected to decrease each year after the grant.

As a result of the preceding factors, income from operations was RMB13.2 million (US$2.1 million) for the first quarter of 2014, representing an increase of 721.0% from RMB1.6 million for the corresponding period in 2013.

Operating margin was 2.8% for the first quarter of 2014, compared with 0.4% for the corresponding period in 2013.

Investment income was RMB 7.2 million (US$1.2 million) for the first quarter of 2014 as compared to nil for the corresponding period in 2013, mainly representing yields from collective trust products in which we’ve invested starting in March 2013.

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Interest income was RMB22.2 million (US$3.6 million) for the first quarter of 2014, representing an increase of 3.2% from RMB21.5 million for the corresponding period in 2013. The increase in interest income was primarily due to an increase in interest bearing receivables from related parties.

Income tax expense was RMB7.3 million (US$1.2 million) for the first quarter of 2014, representing an increase of 16.6% from RMB6.2 million for the corresponding period in 2013 mainly due to an increase in operating income. The effective tax rate for the first quarter of 2014 was 17.0% compared with 26.8% for the corresponding period in 2013.

Share of income of affiliates was RMB6.4 million (US$1.0 million) for the first quarter of 2014, representing an increase of 20.3% from RMB5.3 million for the corresponding period in 2013, mainly representing an increase of share of profits from China Financial Services Group Limited, in which we owned 20.58% equity interest.

Net income attributable to the Company’s shareholders was RMB44.7 million (US$7.2 million) for the first quarter of 2014, representing an increase of 112.6% from RMB21.0 million for the corresponding period in 2013.

Net margin was 9.6% for the first quarter of 2014 compared with 5.2% for the corresponding period in 2013.

Basic and diluted net income per ADS were RMB0.89 (US$0.14) and RMB0.89 (US$0.14) for the first quarter of 2014, respectively, representing increases of 112.6% and 112.3% from RMB0.42 and RMB0.42 for the corresponding period in 2013, respectively.

Adjusted EBITDA was RMB38.5 million (US$6.2 million) for the first quarter of 2014, representing an increase of 23.6% from RMB31.2 million for the corresponding period in 2013.

Adjusted EBITDA margin was 8.3% for the first quarter of 2014, compared with 7.8% for the corresponding period in 2013.

Adjusted EBITDA per ADS was RMB0.77 (US$0.12) for the first quarter of 2014, representing an increase of 23.6% for the corresponding period in 2013.

As of March 31, 2014, the Company had RMB2.2 billion (US$356.7 million) in cash and cash equivalents.

Business Highlights:

•	As of March 31, 2014, CNinsure’s distribution and service network consisted of 492 sales and services outlets operating in 28 provinces, compared with 481 sales and service outlets operating in 27 provinces as of March 31, 2013. CNinsure had 52,860 sales agents and representatives and 1,401 professional claims adjustors as of March 31, 2014, compared with 47,312 sales agents and representatives, and 1,258 professional claims adjustors as of March 31, 2013.

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•	In the first quarter 2014, CNinsure initiated projects to develop electronic data interchange (the “EDI”) connections with PICC Property and Casualty Company Limited, China Life Property & Casualty Insurance Company Limited and Sunshine Property and Casualty Insurance Company Limited. The connections will facilitate smoother data exchange for real-time quotations, applications, transactions and underwriting of the auto insurance products offered by the aforementioned companies through CNinsure’s mobile sales support system. As of March 31, 2014, the Company had already established EDI connections with Taiping General Insurance Co., Ltd., Huatai Property Insurance Company, Ltd., Hua’an Property Insurance Co., Ltd. Dinghe Property Insurance Co., Ltd. and Alltrust Property Insurance Company Ltd.

•	On April 30, 2014, CNinsure Times Insurance & Sales Service Co., Ltd. (“CNinsure Times”), a wholly-owned subsidiary of CNinsure, entered into a definitive agreement to acquire an additional 70% equity interest of Jiaxing Lianbao Insurance Agency Co., Ltd. (“Jiaxing Lianbao”), increasing the Company’s shareholdings in Jiaxing Lianbao to 100% from the 30% it previously owned. The total consideration was RMB21 million, subject to the fulfillment of certain earnings targets in 2014, 2015 and 2016, respectively. Jiaxing Lianbao, founded in 2011, is primarily engaged in the distribution of property and casualty insurance products.

•	On April 30, 2014, CNinsure Times entered into definite agreements to acquire 100% equity interest of Wenzhou Huilian Insurance Agency Co., Ltd. (“Wenzhou Huilian”) and Nanjing Yukai (“Nanjing Yukai”) Insurance Agency Co., Ltd., in order to expand the Company’s market presence in Wenzhou and Nanjing. The total considerations for the acquisition of Wenzhou Huilian and Nanjing Yukai are RMB16 million and RMB27 million, respectively, subject to fulfillment of certain earnings targets for 2014, 2015 and 2016. Wenzhou Huilian and Nanjing Yukai, which were founded in 2011 and 2008, respectively, are primarily engaged in the distribution of property and casualty insurance products.

Business Outlook

CNinsure expects its total net revenues to grow by approximately 15% for the second quarter of 2014 compared with the corresponding period in 2013. This forecast reflects CNinsure’s current view, which is subject to change.

Conference Call

The Company will host a conference call to discuss the first quarter 2014 results as per the following details.

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Time:	9:00 PM Eastern Daylight Time on May 21, 2014

or 9:00 AM Beijing/Hong Kong Time on May 22, 2014

Regional toll free dial-in numbers are as follows:

United States	1-855-500-8701
United Kingdom	0800-015-9724
Canada	1-855-757-1565
Taiwan	0080-665-1951
Hong Kong	800-903-737

Regional toll dial-in numbers are as follows:

China (Mainland)	400-120-0654
Singapore & Other Areas	+65-6723-9385

A replay of the call will be available for seven days by dialing the following number:

+61 2 9003 4211

Conference ID #: 43135839

Additionally, a live and archived web cast of this call will be available at:

http://ir.cninsure.net/events.cfm

About CNinsure Inc.

CNinsure is a leading independent intermediary company operating in China. CNinsure’s distribution network reaches many of China’s most economically developed regions and affluent cities. The Company distributes a wide variety of property and casualty and life insurance products underwritten by domestic and foreign insurance companies operating in China, and provides insurance claims adjusting as well as other insurance-related services.

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Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward- looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, the management’s quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about CNinsure and the industry. Potential risks and uncertainties include, but are not limited to, those relating to CNinsure’s limited operating history, especially its limited experience in selling life insurance products, its ability to attract and retain productive agents, especially entrepreneurial agents, its ability to maintain existing and develop new business relationships with insurance companies, its ability to execute its growth strategy, its ability to adapt to the evolving regulatory environment in the Chinese insurance industry, its ability to compete effectively against its competitors, quarterly variations in its operating results caused by factors beyond its control and macroeconomic conditions in China and their potential impact on the sales of insurance products. All information provided in this press release is as of the date hereof, and CNinsure undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although CNinsure believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by CNinsure is included in CNinsure’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

About Non-GAAP Financial Measures

In addition to the Company’s consolidated financial results under GAAP, the Company also provides adjusted EBITDA, adjusted EBITDA margin and adjusted EBITDA per ADS, which are non-GAAP financial measures. Adjusted EBITDA is defined as net income before income tax expense, investment income, interest income, depreciation, amortization and share-based compensation expenses. Adjusted EBITDA margin is defined as adjusted EBITDA divided by total net revenues. Adjusted EBITDA per ADS is defined as adjusted EBITDA divided by total number of diluted shares. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance and when planning and forecasting future periods. One limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude the items that were significant in the first quarter of 2014 and the corresponding period of 2013, and these items have been, and will continue to be, a significant recurring factor in our business.

In light of the limitations, the presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. We encourage investors and other interested persons to review our financial information in its entirety and not rely on a single financial measure. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of Net Income to Adjusted EBITDA and Adjusted EBITDA Margin” set forth at the end of this release.

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CNINSURE INC.
Condensed Consolidated Balance Sheets
(In thousands)

	As of December 31,	As of March 31,	As of March 31,
	2013	2014	2014
	RMB	RMB	US$
	(audited)	(unaudited)	(unaudited)
ASSETS:
Current assets:
Cash and cash equivalents	2,288,623	2,217,629	356,738
Restricted cash	11,100	18,785	3,022
Short term investments	253,900	303,900	48,887
Accounts receivable, net	199,482	207,576	33,392
Insurance premium receivables	57	246	40
Other receivables	254,776	290,995	46,811
Deferred tax assets	4,858	5,179	833
Amounts due from related parties	144,371	175,986	28,310
Other current assets	20,634	21,378	3,439
Total current assets	3,177,801	3,241,674	521,472

Non-current assets:
Property, plant, and equipment, net	69,562	63,303	10,183
Goodwill and intangible assets, net	107,668	104,252	16,770
Deferred tax assets	3,382	2,523	406
Investment in affiliates	189,241	195,660	31,475
Other non-current assets	13,076	12,676	2,039
Total non-current assets	382,929	378,414	60,873
Total assets	3,560,730	3,620,088	582,345

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CNINSURE INC.
Condensed Consolidated Balance Sheets-(Continued)

(In thousands)

	As of December 31,	As of March 31,	As of March 31,
	2013	2014	2014
	RMB	RMB	US$
	(audited)	(unaudited)	(unaudited)
LIABILITIES AND EQUITY:
Current liabilities:
Accounts payable (including accounts payable of the consolidated variable interest entities (“VIEs”) without recourse to CNinsure Inc. of RMB10,282 and RMB8,519 (US$1,370) as of December 31, 2013 and March 31, 2014, respectively)	92,324	99,426	15,994
Insurance premium payables (including insurance premium payables of the consolidated VIEs without recourse to CNinsure Inc. of RMB223 and RMB534 (US$86) as of December 31, 2013 and March 31, 2014, respectively)	4,066	11,633	1,871
Other payables and accrued expenses (including other payables and accrued expense of the consolidated VIEs without recourse to CNinsure Inc. of RMB21,129 and RMB22,323 (US$3,591) as of December 31, 2013 and March 31, 2014, respectively)	147,954	144,639	23,267
Accrued payroll (including accrued payroll of the consolidated VIEs without recourse to CNinsure Inc. of RMB2,172 and RMB1,106 (US$178) as of December 31, 2013 and March 31, 2014, respectively)	39,089	30,347	4,882
Income tax payable (including income tax payable of the consolidated of VIEs without recourse to CNinsure Inc. of RMB2,603 and RMB2,603 (US$419) as of December 31, 2013 and March 31, 2014, respectively)	55,992	53,566	8,617
Total current liabilities	339,425	339,611	54,631

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CNINSURE INC.
Condensed Consolidated Balance Sheets-(Continued)

(In thousands)

	As of December 31,	As of March 31,	As of March 31,
	2013	2014	2014
	RMB	RMB	US$
	(audited)	(unaudited)	(unaudited)
Non-current liabilities:
Other tax liabilities	50,735	52,638	8,468
Deferred tax liabilities	23,808	23,071	3,711
Total non-current liabilities	74,543	75,709	12,179
Total liabilities	413,968	415,320	66,810

Ordinary shares	7,624	7,631	1,228
Additional paid-in capital	2,329,962	2,338,298	376,150
Statutory reserves	182,740	182,740	29,396
Retained earnings	618,885	663,586	106,748
Accumulated other comprehensive loss	(111,114)	(105,009)	(16,892)
Total CNinsure Inc. shareholders’ equity	3,028,097	3,087,246	496,630
Non-controlling interests	118,665	117,522	18,905
Total equity	3,146,762	3,204,768	515,535
Total liabilities and equity	3,560,730	3,620,088	582,345

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CNINSURE INC.

Condensed Consolidated Statements of Income and Comprehensive Income
(In thousands, except for shares and per share data)

	For The Three Months Ended
	March 31,
	2013	2014	2014
	RMB	RMB	US$
	(unaudited)	(unaudited)	(unaudited)
Net revenues:
Revenues of insurance agency business	343,297	351,598	56,560
Revenues of insurance brokerage business	3,215	51,063	8,214
Revenues of claims adjusting business	52,221	63,543	10,222
Revenues of other services	2,529	—	—
Total net revenues	401,262	466,204	74,996
Operating costs and expenses:
Costs of insurance agency business	(264,717)	(265,189)	(42,659)
Costs of insurance brokerage business	(2,481)	(39,790)	(6,401)
Costs of claims adjusting Business	(27,927)	(37,520)	(6,036)
Costs of other services	(2,044)	—	—
Total operating costs	(297,169)	(342,499)	(55,096)
Selling expenses	(20,103)	(24,206)	(3,894)
General and administrative expenses	(82,381)	(86,289)	(13,881)
Total operating costs and expenses	(399,653)	(452,994)	(72,871)
Income from operations	1,609	13,210	2,125
Other income, net:
Investment income	—	7,173	1,154
Interest income	21,545	22,225	3,575
Others, net	109	194	31
Income before income taxes and income of affiliates	23,263	42,802	6,885
Income tax expense	(6,233)	(7,268)	(1,169)
Share of income of affiliates	5,334	6,419	1,033
Net income	22,364	41,953	6,749
Less: net income (loss) attributable to non-controlling interests	1,336	(2,748)	(442)
Net income attributable to the Company’s shareholders	21,028	44,701	7,191

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CNINSURE INC.

Condensed Consolidated Statements of Income and Comprehensive Income-(Continued)

(In thousands, except for shares and per share data)

	For The Three Months Ended
	March 31,
	2013	2014	2014
	RMB	RMB	US$
	(unaudited)	(unaudited)	(unaudited)
Net income per share:
Basic	0.02	0.04	0.01
Diluted	0.02	0.04	0.01
Net income per ADS:
Basic	0.42	0.89	0.14
Diluted	0.42	0.89	0.14

Shares used in calculating net income per share:
Basic	998,861,526	998,904,897	998,904,897
Diluted	1,002,235,490	1,003,350,569	1,003,350,569

Net income	22,364	41,953	6,749
Other comprehensive (loss) income, net of tax: Foreign currency translation adjustments	(755)	6,105	982
Comprehensive income	21,609	48,058	7,731
Less: Comprehensive income (loss) attributable to the non-controlling interests	1,336	(2,748)	(442)
Comprehensive income attributable to the CNinsure Inc’s shareholders	20,273	50,806	8,173

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CNINSURE INC.

Condensed Consolidated Statements of Cash Flow

(In thousands)

	For The Three Months Ended
	March 31,
	2013	2014	2014
	RMB	RMB	US$
	(unaudited)	(unaudited)	(unaudited)
OPERATING ACTIVITIES
Net income	22,364	41,953	6,749
Adjustments to reconcile net income to net cash generated from operating activities:
Depreciation	7,936	7,692	1,237
Amortization of intangible assets	3,416	3,416	550
Allowance for doubtful receivables	749	1,709	275
Compensation expenses associated with stock option	12,780	7,604	1,223
Loss (gain) on disposal of property, plant and equipment	—	(31)	(5)
Share of income of affiliates	(5,334)	(6,419)	(1,033)
Changes in operating assets and liabilities	(50,311)	(6,827)	(1,098)
Net cash (used in) generated from operating activities	(8,400)	49,097	7,898

Cash flows generated from (used in) investing activities:
Purchase of property, plant and equipment	(5,498)	(1,452)	(234)
Proceeds from disposal of property and equipment	14	51	8
Purchase of short term investments	(95,000)	(50,000)	(8,043)
Increase in restricted cash	(166)	(7,685)	(1,236)
Increase in other receivable	—	(40,755)	(6,556)
Return of investment in non-current assets	—	400	64
Decrease (increase) in amounts due from related parties	40,071	(29,101)	(4,681)
Net cash used in investing activities	(60,579)	(128,542)	(20,678)

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CNINSURE INC.

Condensed Consolidated Statements of Cash Flow-(Continued)

(In thousands)

	For the Three Months Ended
	March 31,
	2013	2014	2014
	RMB	RMB	US$
	(unaudited)	(unaudited)	(unaudited)

Cash flows generated from financing activities:
Capital injection by non-controlling interests	2,450	—	—
Proceeds on exercise of stock options	—	2,346	377
Net cash generated from financing activities	2,450	2,346	377

Net decrease in cash and cash equivalents	(66,529)	(77,099)	(12,403)
Cash and cash equivalents at beginning of period	2,525,618	2,288,623	368,159
Effect of exchange rate changes on cash and cash equivalents	(755)	6,105	982
Cash and cash equivalents at end of period	2,458,334	2,217,629	356,738
Interest paid	—	—	—
Income taxes paid	9,497	7,971	1,282

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CNINSURE INC.

Reconciliations of Net Income to Adjusted EBITDA and Adjusted EBITDA Margin

(In thousands)

	For The Three Months Ended
	March 31
	2013	2014	2014
	RMB	RMB	US$
	(unaudited)	(unaudited)	(unaudited)
Net income	22,364	41,953	6,749
Income tax expense	6,233	7,268	1,169
Investment income	—	(7,173)	(1,154)
Interest income	(21,545)	(22,225)	(3,575)
Depreciation	7,936	7,692	1,237
Amortization of intangible assets	3,416	3,416	550
Compensation expenses associated with stock option	12,780	7,604	1,223
Adjusted EBITDA	31,184	38,535	6,199
Total net revenues	401,262	466,204	74,996
Adjusted EBITDA Margin	7.8%	8.3%	8.3%

IR-167

For more information, please contact:

Oasis Qiu

Investor Relations Manager

Tel: +86 (20) 6122-2731

Email: qiusr@cninsure.net

Source: CNinsure Inc.

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